UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2021
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207	13D	Page 2 of 8
1	NAMES OF REPORTING PERSONS
Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,361,033

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,361,033

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,361,033

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 60,191,069 shares of Common Stock outstanding as of October 28, 2021 as disclosed in the Issuer’s quarterly report on Form 10-Q filed November 4, 2021.

CUSIP No. 69888T207	13D	Page 3 of 8
1	NAMES OF REPORTING PERSONS
ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,148,377

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,148,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,148,377

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 60,191,069 shares of Common Stock outstanding as of October 28, 2021 as disclosed in the Issuer’s quarterly report on Form 10-Q filed November 4, 2021.

CUSIP No. 69888T207	13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS
EGI INVESTORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,212,656

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,212,656

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,212,656

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 60,191,069 shares of Common Stock outstanding as of October 28, 2021 as disclosed in the Issuer’s quarterly report on Form 10-Q filed November 4, 2021.

CUSIP No. 69888T207	13D	Page 5 of 8

EXPLANATORY NOTE: This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) relates to the Common Stock, $0.01 par value per share (“Common Stock”) of Par Pacific Holdings, Inc. (the “Issuer”).  This Amendment No. 14 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on September 10, 2012, and Amendment No. 1 to Schedule 13D filed on June 27, 2013, Amendment No. 2 to Schedule 13D filed on September 30, 2013, Amendment No. 3 to Schedule 13D filed on July 25, 2014, Amendment No. 4 to Schedule 13D filed on August 15, 2014, Amendment No. 5 to Schedule 13D filed on September 24, 2014, Amendment No. 6 to Schedule 13D filed on November 12, 2014, Amendment No. 7 to Schedule 13D filed on April 14, 2015, Amendment No. 8 to Schedule 13D filed on August 25, 2015, Amendment No. 9 to Schedule 13D filed on November 24, 2015, Amendment No. 10 to Schedule 13D filed on June 17, 2016, Amendment No. 11 to Schedule 13D filed on July 18, 2016, Amendment No. 12 to Schedule 13D filed September 26, 2016, and Amendment No. 13 to Schedule 13D filed November 1, 2021 (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As noted in Amendment No. 13, in connection with Master Fund reaching maturity and effecting an orderly liquidation and distribution of its assets to its limited partners, Master Fund, through an affiliated fund (“Sub Fund”), has begun selling shares of Common Stock under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”).  The shares of Common Stock being sold represent the pro rata interest of an outside investor in the Master Fund (the “Outside Investor”) and the proceeds of the sale will be distributed to the Outside Investor.  After the sales reported in each of Amendment No. 13 and Amendment No. 14, the Outside Investor’s remaining interest in the shares of Common Stock beneficially owned by the Master Fund represents 9,012,603 of the remaining shares of Common Stock beneficially owned by the Master Fund (directly and indirectly through Sub Fund).

The Reporting Persons may continue to seek to dispose of the remaining shares of Common Stock attributable to the Outside Investor through other means available, including but not limited to additional public resales pursuant to Rule 144 under the Securities Act, registered resales pursuant to an underwritten secondary offering, and/or private resales pursuant to an applicable exemption from the registration requirements of the Securities Act.

The shares of Common Stock beneficially owned by the Master Fund not attributable to the Outside Investor, and the shares of Common Stock beneficially owned by EGI Investors, are not being sold, transferred or otherwise disposed of at this time.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) To the best knowledge of the Reporting Persons, 60,191,069 shares of Common Stock were outstanding as of October 28, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q filed November 4, 2021.  EGI Investors is the beneficial owner of 1,212,656 shares of Common Stock, or approximately 2.0% of the issued and outstanding shares of Common Stock, and EGI Investors shares voting and dispositive power with General Partner with respect to such shares.  Master Fund is the beneficial owner of 11,148,377 shares of Common Stock, or approximately 18.5% of the issued and outstanding shares of Common Stock and Master Fund shares voting and dispositive power with General Partner with respect to such shares.

(c) A description of the transactions in the Common Stock since the filing of Amendment No. 13, all of which were effected in the open market in routine brokerage transactions, is included in Exhibit 2.  In addition, on October 28, 2021, 335,024 shares of Common Stock were distributed in kind, pro-rata and for no additional consideration, from the Master Fund to EGI Investors.

(d) No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 2:	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 69888T207	13D	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 9, 2021

ZELL CREDIT OPPORTUNITIES MASTER FUND, L.P.

By:	Chai Trust Company, LLC, its general partner

CHAI TRUST COMPANY, LLC

Each By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Chief Legal Officer

EGI INVESTORS, L.L.C.

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President

CUSIP No. 69888T207	13D	Page 7 of 8

Exhibit 2

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
Master Fund	11/1/2021	Sale	41,108	$16.015 (1)
Master Fund	11/2/2021	Sale	18,832	$15.5096 (2)
Master Fund	11/3/2021	Sale	63,459	$15.5734 (3)
Master Fund	11/3/2021	Sale	1,041	$16.0182 (4)
Master Fund	11/4/2021	Sale	49,569	$15.4935 (5)
Master Fund	11/4/2021	Sale	33,479	$16.3885 (6)
Master Fund	11/5/2021	Sale	29,749	$15.7717 (7)
Master Fund	11/5/2021	Sale	30,043	$16.0588 (8)
Master Fund	11/12/2021	Sale	24,799	$15.7383 (9)
Master Fund	11/15/2021	Sale	33,097	$15.8716 (10)
Master Fund	11/16/2021	Sale	24,912	$15.6061 (11)
Master Fund	11/17/2021	Sale	16,133	$15.2663 (12)
Master Fund	11/18/2021	Sale	56,961	$14.3841 (13)
Master Fund	11/19/2021	Sale	71,115	$13.3465 (14)
Master Fund	11/29/2021	Sale	18,770	$13.4362 (15)
Master Fund	11/30/2021	Sale	16,170	$13.2654 (16)
Master Fund	12/1/2021	Sale	21,300	$13.4777 (17)
Master Fund	12/2/2021	Sale	11,605	$13.5689 (18)
Master Fund	12/3/2021	Sale	17,751	$13.4511 (19)
Master Fund	12/6/2021	Sale	14,555	$14.2754 (20)
Master Fund	12/7/2021	Sale	13,532	$14.63 (21)
Master Fund	12/8/2021	Sale	7,400	$14.5088 (22)

1.
This price is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.78 to $16.18, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnote (1) through (22) herein.

2.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.19 to $16.08, inclusive.
3.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.00 to $15.98, inclusive.
4.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $ 16.00 to $16.03, inclusive.
5.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.00 to $15.9975, inclusive.
6.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $16.005 to $17.00, inclusive.
7.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.02 to $16.01, inclusive.
8.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $16.02 to $16.11, inclusive.

CUSIP No. 69888T207	13D	Page 8 of 8

9.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.56 to $16.00, inclusive.
10.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.62 to $16.11, inclusive.
11.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.34 to $15.88, inclusive.
12.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $15.00 to $15.61, inclusive.
13.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $14.14 to $14.83, inclusive.
14.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $13.055 to $14.03, inclusive.
15.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $13.05 to $13.76, inclusive.
16.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $13.075 to $13.66, inclusive.
17.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $13.04 to $13.90, inclusive.
18.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $13.12 to $13.735, inclusive.
19.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $13.28 to $13.85, inclusive.
20.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $14.00 to $14.515, inclusive.
21.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $14.44 to $14.86, inclusive.
22.	The price reported in Column 4 is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $14.42 to $14.61, inclusive.